

May 14, 2012

Via E-mail
Ms. Cynthia J. Devine
Chief Financial Officer
Tim Hortons Inc.
874 Sinclair Road
Oakville, ON, Canada L6K 2Y1

   Re: Tim Hortons Inc.
     Form 10-K for the fiscal year ended January 1, 2012
     Filed February 28, 2012
     File No. 001-32843

Dear Ms. Devine:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended January 1, 2012

Financial Statements, page 101
Notes to the Consolidated Financial Statements, page 108
Note 1. Summary of Significant Accounting Policies, page 108
Revenue Recognition, page 94
Franchise Revenues, page 94

1. We note from disclosure elsewhere in your document that during 2011, you entered into a master license agreement with Apparel, pursuant to which Apparel has the right to use the Tim Hortons trademarks in Oman, Bahrain, Qatar, Kuwait, and the United Arab Emirates. We also note the master license agreement with Apparel is primarily a royalty-based model that also includes an upfront license fee, opening fees per location, and distribution sales. In this regard, please explain in greater detail your accounting treatment for the various elements of the arrangement, including how the guidance in

ASC 952-605-25 was considered in determining the appropriate revenue recognition. We may have further comment upon receipt of your response.

Advertising Costs, page 115

2. Please clarify for us and revise your notes to explain why contributions to the advertising fund with respect to your franchised restaurants are classified differently within the income statement (i.e. G&A rather than COGS) from other company contributions to the advertising fund.

Note 21. Variable Interest Entities, page 148

3. We note that you previously disclosed on page 163 of your Form 10-K for the fiscal year ended January 2, 2011 that revenues, expenses and cash flows of the advertising funds are generally not included in the company's Consolidated Statement of Operations and Cash Flows because the contributions to these advertising funds are designated for specific purposes, and the company acts, in substance, as an agent with regard to these contributions; however, in your most recent Form 10-K for the fiscal year ended January 1, 2012, you disclose the revenues, expenses and cash flows of the advertising funds are generally netted in the Consolidated Statement of Operations and Cash Flows. In this regard, please clarify for us whether there has been any change to your accounting treatment with respect to the advertising funds and if so, please describe for us the nature, facts, and circumstances which lead to the change. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief